                                                                      Exhibit 12





               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (Amounts in thousands except ratios)
                                  (Unaudited)



                                                              Year Ended December 31,
                                            -----------------------------------------------------------
                                              1996        1995         1994        1993(1)      1992(1)
                                            --------    --------     --------     --------     --------
Earnings:
  Income before income taxes and
   cumulative effect of changes
   in accounting principles                 $ 74,572    $141,864     $ 54,060     $113,234     $ 93,399

  Adjustments:
    Net interest expense (2)                  43,987      36,415        9,823       12,393       14,555
    Amortization of capitalized
     interest                                  2,070       2,305        1,928        1,814        1,410
    Portion of rental expense
     representative of interest                2,198       1,604          825          800        1,088
    Minority interest of majority-
     owned subsidiaries that have
     fixed charges                              -           -            -          11,113        7,580
    Undistributed income of less-
     than-50%-owned entities                 (13,134)     (3,603)     (16,089)      (3,526)        -
                                            --------    --------     --------     --------     --------
                                            $109,693    $178,585     $ 50,547     $135,828     $118,032
                                            ========    ========     ========     ========     ========


Fixed Charges:
  Net interest expense (2)                  $ 43,987    $ 36,415     $  9,823     $ 12,393     $ 14,555
  Capitalized interest                         5,366      11,558       19,618        8,480        2,405
  Portion of rental expense
   representative of interest                  2,198       1.604          825          800        1,088
                                            --------    --------     --------     --------     --------
                                            $ 51,551    $ 49,577     $ 30,266     $ 21,673     $ 18,048
                                            ========    ========     ========     ========     ========

Ratio of Earnings to Fixed Charges               2.1         3.6          1.7          6.3          6.5
                                                 ===         ===          ===          ===         ====



(1) The computations for the years ended December 31, 1993 and 1992 are for Newmont Mining Corporation ("NMC"), Newmont Gold Company's ("NGC") parent. Computations for these periods are presented for NMC because management believes they are more relevant than NGC's historical computations for the same periods due to the fact that effective January 1, 1994 NGC acquired essentially all of NMC's assets and assumed essentially all of NMC's liabilities. The computations are reflective of what they would have been for NGC had this transaction occurred at the beginning of 1992. NGC was fully consolidated into NMC in all periods. NGC had no significant fixed charges in 1992 or 1993.

(2) Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.





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